SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 22)*

Emisphere Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

291345106

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

(Page 1 of 17 Pages)

CUSIP No.:	291345106	13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,638,199
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,638,199
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,638,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,141,943
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,141,943
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,141,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,949,219
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,949,219
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,949,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,661,979
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,661,979
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,661,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,611,198
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,611,198
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,611,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS MHRC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,141,943
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,141,943
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,141,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,611,198
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,611,198
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,611,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,753,141
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 73,753,141
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,753,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 10 of 17 Pages

1	NAME OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,753,141
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 73,753,141
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,753,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 11 of 17 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,007,439
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 74,007,439
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,007,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

Page 12 of 17 Pages

Page 13 of 17 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 22, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”), Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5”), Amendment No. 6, filed on July 2, 2009 (“Amendment No. 6”), Amendment No. 7, filed on August 21, 2009 (“Amendment No. 7”), Amendment No. 8, filed on August 25, 2009 (“Amendment No. 8”), Amendment No. 9, filed on June 9, 2010 (“Amendment No. 9”), Amendment No. 10, filed on August 2, 2010 (“Amendment No. 10”), Amendment No. 11, filed on August 27, 2010 (“Amendment No. 11”), Amendment No. 12, filed on December 22, 2010 (“Amendment No. 12”), Amendment No. 13, filed on July 1, 2011 (“Amendment No. 13”), Amendment No. 14, filed on July 8, 2011 (“Amendment No. 14”), Amendment No. 15, filed on June 5, 2012 (“Amendment No. 15”), Amendment No. 16, filed on September 27, 2012 (“Amendment No. 16”), Amendment No. 17, filed on October 9, 2012 (“Amendment No. 17”), Amendment No. 18, filed on October 19, 2012 (“Amendment No. 18”), Amendment No. 19, filed on January 10, 2013 (“Amendment 19”), Amendment No. 20, filed on April 30, 2013 and Amendment No. 21, filed on May 9, 2013 (“Amendment No. 21”, and, together with the Initial 13D and Amendment No. 1 through Amendment No. 20, the “Schedule 13D”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005. Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 21.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth in this Statement are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013, which disclosed that there were 60,687,478 Shares outstanding as of November 12, 2013.

All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of warrants, restricted stock or stock options currently owned by the Reporting Persons, and assuming such Reporting Person’s Convertible Notes, Bridge Notes and Reimbursement Notes were converted into Shares as of such date.

(a) (i) Master Account may be deemed the beneficial owner of 18,638,199 Shares (approximately 25.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 6,226,054 Shares held for the account of Master Account, (B) 5,515,644 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, (C) 5,789,000 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (D) 851,360 Shares that can be obtained by Master Account upon the conversion of the Bridge Notes and (E) 256,141 Shares that can be obtained by Master Account upon the conversion of the Reimbursement Notes.

(ii) Capital Partners (100) may be deemed the beneficial owner of 2,503,744 Shares (approximately 4.0% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 847,125 Shares held for the account of Capital Partners (100), (B) 716,030 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, (C) 791,656 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes, (D) 113,252 Shares that can be obtained by Capital Partners (100) upon the conversion of the Bridge Notes and (E) 35,681 Shares that can be obtained by Capital Partners (100) upon the conversion of the Reimbursement Notes.

(iii) Advisors may be deemed the beneficial owner of 21,141,943 Shares (approximately 28.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 6,226,054 Shares held for the account of Master Account, (2) 5,515,644 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, (3) 5,789,000 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (4) 851,360 Shares that can be obtained by Master Account upon the conversion of the Bridge Notes and (5) 256,141 Shares that can be obtained by Master Account upon the conversion of the Reimbursement Notes, and (B) (1) 847,125 Shares held for the account of Capital Partners (100), (2) 716,030 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, (3) 791,656 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes, (4) 113,252 Shares that can be obtained by Capital Partners (100) upon the conversion of Bridge Notes and (5) 35,681 Shares that can be obtained by Capital Partners (100) upon the conversion of Reimbursement Notes.

Page 14 of 17 Pages

(iv) Institutional Partners II may be deemed the beneficial owner of 14,949,219 Shares (approximately 20.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 3,240,750 Shares held for the account of Institutional Partners II, (B) 4,479,892 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares, (C) 6,298,904 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, (D) 650,594 Shares that can be obtained by Institutional Partners II upon the conversion of the Bridge Notes and (E) 279,079 Shares that can be obtained by Institutional Partners II upon the conversion of the Reimbursement Notes.

(v) Institutional Partners IIA may be deemed the beneficial owner of 37,661,979 Shares (approximately 41.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 8,164,436 Shares held for the account of Institutional Partners IIA, (B) 11,286,210 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares, (C) 15,868,863 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes, (D) 1,639,038 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Bridge Notes and (E) 703,432 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Reimbursement Notes.

(vi) Institutional Advisors II may be deemed the beneficial owner of 52,611,198 Shares (approximately 51.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 3,240,750 Shares held for the account of Institutional Partners II, (2) 4,479,892 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares, (3) 6,298,904 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, (4) 650,594 Shares that can be obtained by Institutional Partners II upon the conversion of the Bridge Notes and (5) 279,079 Shares that can be obtained by Institutional Partners II upon the conversion of the Reimbursement Notes, and (B) (1) 8,164,436 Shares held for the account of Institutional Partners IIA, (2) 11,286,210 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares, (3) 15,868,863 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes, (4) 1,639,038 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Bridge Notes and (5) 703,432 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Reimbursement Notes.

(vii) MHRC may be deemed the beneficial owner of 21,141,943 Shares (approximately 28.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(viii) MHRC II may be deemed the beneficial owner of 52,611,198 Shares (approximately 51.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in Item 5(a)(vi) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(ix) Fund Management may be deemed the beneficial owner of 73,753,141 Shares (approximately 63.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

(x) MHR Holdings may be deemed to be the beneficial owner of 73,753,141 Shares (approximately 63.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xi) Dr. Rachesky may be deemed the beneficial owner of 74,007,439 Shares (approximately 63.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II and MHR Holdings, (B) 14,000 Shares that can be obtained upon the exercise of certain options to purchase Shares, (C) 235,000 Shares that can be obtained upon the exercise of certain non-qualified stock options to purchase Shares and (D) 5,298 Shares held for his own account.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 18,638,199 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 18,638,199 Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 2,503,744 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 2,503,744 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

Page 15 of 17 Pages

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 21,141,943 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 21,141,943 Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 14,949,219 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 14,949,219 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 37,661,979 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 37,661,979 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 52,611,198 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 52,611,198 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) MHRC may be deemed to have (x) the sole power to direct the disposition of the 21,141,943 Shares which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 21,141,943 Shares which may be deemed to be beneficially owned by MHRC as described above.

(viii) MHRC II may be deemed to have (x) the sole power to direct the disposition of the 52,611,198 Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 52,611,198 Shares which may be deemed to be beneficially owned by MHRC II as described above.

(ix) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 73,753,141 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 73,753,141 Shares which may be deemed to be beneficially owned by Fund Management as described above.

(x) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 73,753,141 Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 73,753,141 Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xi) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 74,007,439 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 74,007,439 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) Not applicable.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

        On March 28, 2014, the Issuer and each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA (collectively, “MHR”) entered into that certain Amendment, attached as Exhibit 1 hereto (the “Amendment”), pursuant to which the Issuer and MHR amended the Issuer’s Amended and Restated 13% Senior Secured Convertible Notes (the “Convertible Notes”) by revising the terms and timing of certain of the milestones relating to product sales, operational performance and manufacturing. The failure of the Issuer to achieve such milestones by the dates agreed to in the Convertible Notes would constitute an event of default under the Convertible Notes.

The foregoing discussion of the Amendment is qualified in its entirety by reference to the full text of the Amendment attached as Exhibit 1 to this Statement and incorporated into this Item 6 by reference to Exhibit 10.105 of the Issuer’s Annual Report on Form 10-K filed on March 31, 2014.

Item 7.	Materials to Be Filed as Exhibits

Exhibit No.	Description
1	Amendment, dated as of March 28, 2014, by and among Emisphere Technologies, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP (incorporated by reference to Exhibit 10.105 to the Issuer’s Annual Report on Form 10-K filed on March 31, 2014).

Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 31, 2014	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR ADVISORS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

/s/ Janet Yeung, Attorney in Fact

Page 17 of 17 Pages

Exhibit Index

Exhibit No.	Description

1	Amendment, dated as of March 28, 2014, by and among Emisphere Technologies, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP (incorporated by reference to Exhibit 10.105 to the Issuer’s Annual Report on Form 10-K filed on March 31, 2014).